Letter to Shareholders

 (All dollar amounts in Canadian dollars unless otherwise indicated)

It is a pleasure to be able to report that excellent progress continues to be made at our 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, British Columbia.  The project remains the primary focus of your Company’s efforts.  Work at the project during the second quarter was focused in two main areas, the Feasibility Study and Exploration.  The Feasibility Study will determine the potential for developing the New Afton Project into a new underground Cu-Au mine by analyzing the technical and economic parameters.  It remains on schedule for completion by the end of the fourth quarter 2006.

The updated resource estimation, which is a key component of the Feasibility Study, is nearing completion and will incorporate the results of the previous surface diamond drilling with the results of the more recent (2005) underground diamond drill program.  The results of the latter program, in addition to the information acquired from the underground exploration decline, has provided us with an improved understanding of the geometry and distribution of the Cu-Au mineralization, and, as a result, the new resource will have a higher degree of definition and confidence than the existing resource.  This in turn will allow us to outline potential mining scenarios and parameters with a greater degree of confidence.  The updated resource estimation was initially scheduled for release by the end of the second quarter 2006; however, it has been delayed to allow for the completion of additional peer review work in order to ensure maximum certainty in the new resource once it is released.  We hope to release the new resource in the near future.

Concurrent with the new resource estimation we have been conducting a mining trade-off study to determine the optimal mining method(s).  The Advanced Scoping Study, completed on the project in 2004, suggested that the New Afton project could be mined by block caving techniques.  This study, however, only considered the one method for mining the mineralization.  The ongoing Feasibility Study has considered a number of alternate methods in addition to block caving.  To date, it appears that the mineralization would be most effectively mined by some form of caving technique, and that if a new mine is developed, it will possibly be some combination of block caving and sub-level caving techniques.  Our intention is to provide greater clarity, and more definition on the chosen mining method or methods, in the near future.

We continue to pursue permitting and financing in parallel to the Feasibility Study in order that, in the event the Study supports the development of a new underground mine, we can advance it as expeditiously as possible.  The permitting process is well underway.  A key component of this is the need to hold public consultation meetings.  The first of these took place subsequent to quarter end on July 25, 2006 in Kamloops, and was well attended and provided much positive feedback.  We also continue discussions with potential lenders as part of our plan to engage a bank (or banks) to formally review the project and assess the potential to finance it, based on the final engineered plan within the Feasibility Study.  Our goal is still to be in a position to decide, by the end of 2006 or beginning of 2007, if development of a mine should commence.

The results of the exploration work below the current resource continue to be very encouraging.  During the quarter (on May 25, 2006), we were able to announce the significant discovery that mineralization remains open at depth, as several intersections were obtained as deep as 1 kilometre below surface, and up to 300 metres below the existing resource.  The most significant of these intersections was 1.70% Cu, 1.47g/t Au, 3.51g/t Ag, and 0.09g/t Pd over a core length of 112m in hole UA-69.  These intersections were obtained by underground diamond drilling from the exploration decline.  During the quarter this continued in order to provide a better understanding of the geometry and extent of this mineralization.  In addition, a surface diamond drill was brought to site at the end of the quarter which has the capacity to drill holes with a length of up to approximately 3000 metres.  Initially, this drill is testing for potential extensions of mineralization to a vertical depth of approximately 1.3 kilometres below surface.  Currently, exploration continues at the New Afton project with two diamond drills at surface and one diamond drill underground.

Our finances remain strong with approximately $77M in cash at the end of the quarter.  A substantial portion of this is intended to provide the bulk of our equity contribution to the capital required to develop a new mine.  The Cu and Au metal prices remained strong.  With limited new supply of Cu becoming available, we believe that assets such as our New Afton Project, in a politically stable jurisdiction, and with excellent infrastructure, will increase in importance within the mining industry.   As a result, we hope to be able to place it into production as expeditiously as possible to benefit from the currently favourable metal price environment (assuming a positive Feasibility Study).

I would also like to welcome three important new additions to your management team which were made during the quarter.  John Mondin joined us in April as our controller, John Pitcher joined in June as our General Counsel and Corporate Secretary, and Brian O’Connor also joined in June as our Chief Geologist.  Brian will also assume the responsibilities as the Company’s Qualified Person as defined under National Instrument 43-101.

I have been fortunate enough to report positive progress during each of the seven quarters that I have been your President and CEO.  This is a happy position to be in, and reflects the dedication and efforts of your officers, directors and employees, and I would like to thank all of them for their continued focus on creating shareholder value.  I would also like to acknowledge the support for the project from the various communities in the Kamloops area, including the First Nations’ communities, and the Province of British Columbia, as we endeavour to build a new mine for the Kamloops area and British Columbia.

I look forward to being able to report further progress at the end of the third quarter, and would like to thank all of you for your continued support as shareholders of New Gold Inc.

On behalf of the board of directors,

Chris J. Bradbrook

President and CEO

New Gold Inc.

August 10, 2006